Exhibit 99.2

Imperial Tobacco Group PLC — Director Declaration

Altadis, S.A. has today announced a restructuring of its Board of Directors which has resulted in a number of Directors leaving and a number of new appointments, including those listed below, being made.

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that Mr R Dyrbus, Mrs A J Cooper and Mr G L Blashill have joined the Board of Directors of Altadis, S.A. with effect from 6 February 2008.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Mr R Dyrbus, Mrs A J Cooper and Mr G L Blashill.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com